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                                                                       EXHIBIT 1



March 1, 1999


Mr. Pazel G. Jackson, Jr.
Senior Vice President
Chase Manhattan Bank
Community Development Group
600 5th Avenue, 3rd Floor
New York, NY  10020


Dear Pazel:

This letter outlines the proposal that Boston Bank of Commere ("BBOC") made to Carver Bancorp, Inc. ("Carver" or "Bank") on February 19, 1999. It is our understanding that Carver's Board of Directors will formally consider the proposal sometime this week. We believe this letter will help in making your decision.


                                 THE TRANSACTION

BBOC proposes that Carver acquire BBOC in a stock transaction whereby Carver would issue common stock to BBOC shareholders for 100% of the outstanding shares of BBOC. Carver Bancorp would then own Carver Federal Savings Bank in New York and Boston Bank of Commerce in Massachusetts.


                                      TERMS

BBOC SHARE PRICE
The BBOC shares would be valued at 1.5 times the per share book value of BBOC.

CARVER SHARE PRICE
The Carver shares would be valued at the market price of the stock as of an agreed upon date. An investment banking firm would be retained by Carver to provide a fairness opinion on the transaction.

DIRECTORS' COMPENSATION
At the Closing, each of Carver's outside Directors would receive $250,000 in cash. The Directors would agree to discontinue their existing compensation package including Carver's Directors Retirement Plan, Option and Management Recognition Plan.


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Carver Proposal Letter
March 1, 1999
Page 2

COMPANY'S HEADQUARTERS
The resulting institution would be headquartered in New York City.

MANAGEMENT
BBOC's management team along with selected members of Carver's management team would operate the resulting institution. Kevin Cohee would be the CEO and would be based in New York City. The resulting institution would make every effort to utilize existing Carver employees to the extent possible.

STRATEGIC PLAN
The resulting institution would be managed as a Community Development Financial Institution. Its mission wold be to continue to serve Carver's traditional markets and to expand its reach to other urban communities. More details related to the strategic plan are enclosed.

SHAREHOLDER AND REGULATORY APPROVALS
This proposal is conditioned upon approval by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Federal Reserve Bank, state banking regulators in Massachusetts and New York, and such approvals of the stockholders of Carver and BBOC as is required by law.


                             TRANSACTION BACKGROUND

As a Director, you understand that Carver is a troubled institution despite recent efforts to clean up the Bank. The Bank's history of poor earnings and recent announcements of poor asset quality and management changes have undermined Carver's reputation in the community and the confidence of investors and regulators. Recent press releases citing $10 million of non-performing loans and a $500,000 increase in deposit insurance premiums signal a substantial downgrade in Carver's safety and soundness. Further, Carver's excessive overhead costs, high levels of non-earning assets and potential requirements for additional reserves compromise future earnings. With the recent management terminations, the Board acknowledges the Bank's current management does not have the level of skills necessary to cope with the complexities of its financial and operational challenges.

Carver's current situation parallels BBOC's recent history. Three years ago, BBOC's new management team faced a cease and desist regulatory order, poor asset quality, high overhead costs, and a $3.6 million operating loss. Since 1996, this BBOC management team has turned the Bank around, achieving a four fold increase in capital, a 79.25% increase in assets and a $4.3 million improvement in earnings. This was accomplished while maintaining an outstanding CRA rating. The team's accomplishments are detailed in the enclosed document. As the only African-American owned bank in New England, BBOC has become a model for community development.



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Carver Proposal Letter
March 1, 1999
Page 3

                              CARVER MAKING HISTORY

Carver is at a crossroads and its future is in your hands. As a Director of Carver, you have the opportunity to make history. The combination of Carver and BBOC will create the nation's first and only interstate African-American financial institution, one that is positioned to expand its market reach to other large urban centers. As the leader for community development, social and political empowerment of African-Americans, Carver will finally realize its full potential as it moves into the new millennium.

If you proceed on your current course and simply hire a CEO, you will not provide the Bank with the resources needed to prosper and will risk repeating the failures of the past four years. A troubled institution needs much more than a CEO. It needs a full team that can manage the multiple challenges facing the institution. Carver's shareholders have been waiting for years for improved operating results and will have no patience for long term plans for improving profits.

A merger with BBOC will bring a resolution to the challenges facing Carver. The benefits to Carver and its shareholders include:

      -     an experienced CEO and management team
      -     a $105 million increase in assets or 25% asset growth
      -     an over $1 million increase in earnings
      -     a $8 million increase in capital
      -     an improved market valuation and perception
      -     an entree into a new market

The enclosed document is a presentation given to your Chairman David R. Jones and to Pazel G. Jackson, Jr. It provides more background information. BBOC would like to make a full presentation to the entire Carver Board of Directors as soon as possible. Please let us know the earliest available date.


Sincerely,



Kevin Cohee
Chairman & CEO



KLC/hke